EXHIBIT 23.1

CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

     We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 20, 2006, relating to the financial statements and financial statement schedules of Silverado Gold Mines, Ltd. and Subsidiary (An Exploration Stage Company) (which report expresses an unqualified opinion and contains explanatory paragraphs which indicate that (1) the accompanying financial statements have been prepared assuming that the Company will continue as a going concern; (2) the accompanying consolidated financial statements of Silverado Gold Mines Ltd. and Subsidiary as of November 30, 2004 and for the year then ended have been restated to reflect the proper accounting for exploration and development advances previously capitalized.

/s/ Berkovits, Lago & Company, LLP
BERKOVITS, LAGO & COMPANY, LLP
Fort Lauderdale, Florida
March 29, 2006